

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2014

Via E-mail
John M. Cobb
Chief Financial Officer
Integrated Silicon Solution, Inc.
1623 Buckeye Drive
Milpitas, CA 95035

Re: **Integrated Silicon Solution, Inc.**
        Form 10-K for the Fiscal Year Ended September 30, 2013
        Filed December 13, 2013
        Response dated April 24, 2014
        File No. 000-23084

Dear Mr. Cobb:

We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 11. Executive Compensation, page 73

1.   We note your response to prior comment 1; however, it remains unclear how disclosing your individual performance targets would result in competitive harm to you. Please provide more specific analysis of the harm that would result to you from disclosure of each individual target, rather than the targets as a whole. For example, please clarify how disclosure of the operating income target would enable competitors to ascertain how and when you decide to vary your pricing strategies and interaction with suppliers, as you state in section C.b.ii of your competitive harm analysis. Provide the same analysis for any specific competitive harms you believe would result from disclosure of your targets related to total revenue, revenue from new products, revenue from flash and revenue from analog products.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): J. Robert Suffoletta
Wilson Sonsini Goodrich & Rosati, P.C.